SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

28 July 2014

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

CORRECTION: Footnote and fourth
paragraph from end updated.

28 July 2014

SETTLEMENTS REACHED ON LEGACY LIBOR AND BBA REPO RATE ISSUES

Lloyds Banking Group (the Group) announces that it has reached settlements totalling £218 million to resolve with UK and US federal authorities(1) legacy issues regarding the manipulation several years ago of Group companies' submissions to the British Bankers' Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate.

The Group condemns the actions of the individuals responsible for the conduct in question, which it regards as totally unacceptable and unrepresentative of the cultural changes that the Group has implemented. The actions will be deplored by all employees. The manipulation of submissions covered by the settlements took place between May 2006 and 2009 and the individuals involved have either left the Group, been suspended or are subject to disciplinary proceedings. The Group's Board will now consider all the remuneration implications and potential actions available to it.

The issues subject to the settlements were restricted to a specific area of the business and were not known about or condoned by the senior management of the Group at that time. In March 2011, Lloyds Banking Group's management proactively strengthened the systems and controls governing its LIBOR submissions. The Group further supplemented these systems and controls following the publication of the Wheatley Review.

Lord Blackwell, Lloyds Banking Group's Chairman, said:

"The Board regards the actions of these individuals between 2006 and 2009 as completely unacceptable. Their behaviour involved a gross breach of trust and we condemn it without reservation. I have written to the Governor of the Bank of England to make clear we have a common view on this. I am also convinced that it is entirely unrepresentative of the vast majority of our staff who are committed to delivering outstanding service and doing the right thing for customers, recognising that trust is at the core of our business."

António Horta-Osório, Chief Executive of Lloyds Banking Group, said:

"The behaviours identified by these investigations are absolutely unacceptable. We take the findings of these investigations, which relate to issues from some years ago, extremely seriously. Together, the Board and the Group's management team have taken vigorous action over the last three years to prevent this kind of behaviour, through closing or reducing our legacy investment banking activities. In addition we have implemented a customer-focused, UK-centric strategy, changed our culture and values, improved systems and processes, and implemented more effective controls. Our aim is to be the best bank for our retail and commercial customers, and we are determined to make Lloyds Banking Group a company of the highest integrity and standards."

(1) In the case of the US Department of Justice, a resolution has been agreed with the Department. The agreement has not yet been reviewed and accepted by the Court, but the Group is hopeful that will occur in the very near future.

Over the last three years, the Group's management has fundamentally overhauled systems and controls across the bank including separating the key control functions such as Risk, Finance and Compliance from the business divisions in order to remove potential conflicts and provide clear independence. The Audit function has been strengthened, given an expanded remit through oversight of financial risks and controls and greater prominence with the Group Audit Director attending the Group's Executive Committee. The Group has also closed down most of its investment banking operations and reduced the Group's overseas operations from over thirty countries to fewer than ten.

On LIBOR, the Group has reached settlements with the Financial Conduct Authority (FCA) in the United Kingdom, the United States Commodity Futures Trading Commission (CFTC) and the United States Department of Justice (DoJ) in relation to investigations into submissions between May 2006 and 2009 and related systems and controls failings.

The settlements in relation to LIBOR are part of an industry-wide investigation into the setting of interbank offered rates across a range of currencies. Under the settlement, the Group has agreed to pay £35 million, £62 million and £51 million to the FCA, CFTC and DoJ respectively. As part of the settlement with the DoJ, the Group has also entered into a 2-year Deferred Prosecution Agreement in relation to one count of wire fraud relating to the setting of LIBOR.

In relation to the BBA Sterling Repo Rate, the Group has reached a settlement with the FCA regarding submissions made between April 2008 and September 2009. This issue involved four individuals who the FCA has concluded manipulated BBA Repo Rate submissions to reduce fees payable under the Special Liquidity Scheme (SLS). The issue was proactively brought to the FCA's attention when it was identified by the Group as part of its internal investigation into the LIBOR issues.

The Group has agreed to pay £70 million to the FCA in connection with the resolution of the BBA Repo Rate issue and related systems and controls failings. Both the CFTC and DoJ settlements are in respect of LIBOR only and neither agency has taken action regarding the BBA Repo Rate.

The BBA Repo Rate was used by the Bank of England (BoE) to calculate the fees for the SLS. During the period that Lloyds TSB and HBOS used the SLS they paid £1,278 million in fees, just under half of all the fees payable by the industry under the Scheme. As a result of the actions of the four individuals involved, the Group has paid nearly £8 million to compensate the BoE for amounts underpaid (by Lloyds TSB and HBOS and the other banks that used the SLS).

Each of the authorities has recognised the extent of the Group's co-operation in the investigation, as part of which the Group has carried out an extensive internal review.

In addition, the FCA has noted in the Final Notice that:
"…the frequency of documented LIBOR Requests is lower than at other firms who have been the subject of disciplinary action by the Authority for LIBOR manipulation".

The DoJ has also said in the Deferred Prosecution Agreement that:
"…although the LIBOR misconduct was serious, it was limited in scope relative to certain other LIBOR panel banks and was not pervasive within LBG or its predecessor entities."

The Group will release its 2014 Half Year Results on 31 July 2014, which will include a full update on the Group's underlying trading performance, other legacy and statutory items, as well as its balance sheet and capital position and business outlook.

- END -

For further information:

Investor Relations
Charles King                                                                                   +44 (0) 20 7356 3537
Investor Relations Director
Email: charles.king@lloydsbanking.com

Douglas Radcliffe                                                                           +44 (0) 20 7356 1571
Director, Investor Relations
Email: douglas.radcliffe@finance.lloydsbanking.com

Corporate Affairs
Matt Young                                                                                      +44 (0) 20 7356 2231
Group Corporate Affairs Director
Email: matt.young@lloydsbanking.com

Ed Petter                                                                                            +44 (0) 20 8936 5655
Media Relations Director
Email: ed.petter@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances that will or may occur. The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of factors, including, but not limited to, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group's Simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; market-related risks including changes in interest rates and exchange rates; changing demographic and market-related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including as a possible result of the referendum on Scottish independence and also including changes to regulatory capital or liquidity requirements; the policies, decisions and actions of governmental or regulatory authorities in the UK and other jurisdictions in which the Group operates; the implementation of the Bank Recovery and Resolution Directive and Banking Reform Act; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to satisfactorily dispose of certain assets or otherwise meet the Group's EC State aid obligations; the provision of a range of banking operations services to TSB; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory and competition investigations or complaints, and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 28 July 2014